
December 17, 2024

David Smith
Chief Financial Officer
Innovative Industrial Properties, Inc.
1389 Center Drive, Suite 200
Park City, UT 84098

> **Re: Innovative Industrial Properties, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Response dated August 30, 2024**
> **File No. 001-37949**

Dear David Smith:

We have reviewed your August 30, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 19, 2024 letter.

Form 10-K for the year ended December 31, 2023
2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements
Revenue Recognition, page F-10

1. We note your response to our prior comment 1 and the company's position that it will not adjust its cash basis of accounting for leases in its portfolio, unless and until there is a definitive change in federal laws pertaining to cannabis. With a view towards enhanced disclosure, please describe in further detail the process the company performs at lease commencement and on an ongoing basis in assessing collectability of lease payments, including a description of all the factors the company considers in making its determination. As part of your discussion, please clarify whether the company views the federal regulatory uncertainty of the cannabis industry, including the enforcement of existing federal cannabis laws, as the single, determinative factor

in its assessment of collectability of lease payments.

Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Carolyn Long